
PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52511

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __04/01/25__ AND ENDING __03/31/26__
          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __LetsGoTrade,Inc. DBA ChoiceTrade__

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__65 Milltown Road - Suite 2B__
                                        (No. and Street)

__East Brunswick__	__New Jersey__	__08816__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Ronald Buckner__	__877-731-9114__	__rbuckner@choicetrade.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Mercurius & Associates LLP__
                    (Name – if individual, state last, first, and middle name)

__A-94/8, Wazipur Ind. Area__	__New Delhi__	__India__	__110052__
(Address)	(City)	(State)	(Zip Code)

__02/10/2003__	__3223__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ronald Buckner _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of LetsGoTrade,Inc. DBA ChoiceTrade _____ , as of 5/26 _____ , 2 026 ___ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Soujanya.kl 05/26/2026

Signature:

Title: CFO

LAKSHMI S KANCHARLA
Notary Public, State of New Jersey
Comm. # 50215058
My Commission Expires 10/12/2028

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

LetsGoTrade, Inc.
dba ChoiceTrade

FINANCIAL STATEMENTS

MARCH 31, 2026 AND 2025







MERCURIUS & ASSOCIATES LLP

+91 11 4559 6689
info@masllp.com
www.masllp.com

Report of Independent Registered Public Accounting Firm

To the Stockholders
of LetsGoTrade, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of LetsGoTrade, Inc. (the "Company") as of March 31, 2026 and as of March 31, 2025 and the related notes to the statement (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respect, the financial position of the Company as of March 31, 2026 and March 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The Financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Mercurius & Associates LLP

Mercurius & Associates LLP

We have served as the Company's Auditor since 2020.

New Delhi, India
May 25, 2026

LetsGoTrade, Inc
STATEMENTS OF FINANCIAL CONDITION
AS OF MARCH 31
(Amounts in USD)

	2026	2025
ASSETS		
Current Assets:		
Cash and Cash Equivalents	$ 12,755	$ 31,488
Clearing Firm Accounts	139,057	171,615
Other Receivables	17,743	27,791
Prepaid Expenses (Note 3)	12,903	12,776
Due from Related Party	51,583	51,583
Total Current Assets	234,041	295,253
Other Assets:		
Deferred Tax Asset (Note 13)	1,320	1,800
Total Other Assets	1,320	1,800
TOTAL ASSETS	235,361	297,053
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable (Note 4)	16,727	53,314
Accrued Expenses	11,689	7,070
Income Tax Payable	-	-
Total Current Liabilities	28,416	60,384
Non-Current Liabilities:		
Deferred Income (Note 5)	33,000	45,000
Total Non-Current Liabilities	33,000	45,000
Stockholders' Equity:		
Common Stock (Note 9)	1,000	1,000
Preferred Stock (Note 9)	1	1
Additional Paid - in Capital	146,453	146,453
Accumulated Surplus	26,491	44,215
Total Stockholders' Equity	173,945	191,669
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 235,361	$ 297,053

The Notes to Financial Statements are an integral part of these statements.

3

LetsGoTrade, Inc.
Notes to the Financial Statements
For the Years Ended March 31, 2026 and 2025

Note 1 – Nature of Business

LetsGoTrade, Inc. (the Company) was incorporated in the State of Delaware on March 28, 2000 and was re-domiciled to Puerto Rico on January 13, 2017. The re-domicile was done as a continuity in accounting and tax terms. The company is a securities brokerage firm and is a registered broker-dealer with the Securities and Exchange Commission. The Company does business under the name ChoiceTrade. It is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation.

Note 2 - Summary of Significant Accounting Policies

The accounting and reporting policies of the Company conform with U.S. generally accepted accounting principles, and, as such, include amounts based on judgments, estimates, and assumptions made by management that affect the reporting amounts of assets and liabilities and contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimated. Following is a description of the more significant accounting policies followed by the Company.

A. Property and Equipment

Property and equipment are stated at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the respective assets.

Property and equipment are reviewed for impairment at least annually or whenever events or circumstances indicate their carrying value may not be recoverable. If total of the expected future undiscounted cash flows is less than the carrying value of the asset, a loss is recognized for the difference between the imputed fair value and the carrying value of the asset.

B. Revenue/Expense Recognition

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (C) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time.

The Company derives transaction revenues from commissions related to domestic retail broker-dealer transactions in equity securities, payments from Exchanges and other market centers, software and other administrative fees. Commissions are recognized on a settlement date basis. Security transactions are executed by independent broker-dealers and exchanges. Order flow revenues are accrued in the same period as the related securities transactions. Expenses are recognized when incurred.

LetsGoTrade, Inc.
Notes to the Financial Statements
For the Years Ended March 31, 2026 and 2025

Note 2 - Summary of Significant Accounting Policies (continued)

C. Use of Estimates

The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of these financial statements are prudent and reasonable. Actual results could differ from those estimates.

D. Cash and Cash Equivalents

For financial statements purposes the Company considers demand deposits and money market funds to be cash and cash equivalents.

E. Fair value Measurement

Fair value measurement guidance defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of the principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by the Financial Accounting Standards Board Accounting Standards Codification, FASB 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuations used to measure fair value into three broad levels;

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the estimates that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the company's own data)

F. Concentration of Credit risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash in banks excess of the U.S. Federal Deposit Insurance Corporation FDIC insured $250,000 limit. Management believes that the Company is not exposed to any significant credit risk related to cash.

LetsGoTrade, Inc.
Notes to the Financial Statements
For the Years Ended March 31, 2026 and 2025

Note 2 - Summary of Significant Accounting Policies (continued)

G. Brokerage Activities

All transactions for the Company's customers are cleared through a carrying broker-dealer (the "clearing firm") on a fully disclosed basis. Accordingly, open customer transactions are not reflected in the accompanying financial statements. The Company is exposed to credit losses in the event customers fail to satisfy their obligations in connection with their securities transactions.

H. Uncertainty in Income Taxes

Generally accepted accounting principles require the Company to evaluate and disclose any uncertain tax positions that could have an effect on the financial statements. At March 31, 2026 and 2025, the Company determined that it had no tax positions that did not meet the "more likely than not" threshold of being sustained upon examination by the applicable tax authorities. For the period April 1, 2024 through March 31, 2026, the Company files tax returns in the United States Federal and the Commonwealth of Puerto Rico. These returns are generally subject to examination by the tax authorities for a period of four years after filing.

Note 3 – Prepaid Expenses and Other Current Assets:

Prepaid expenses represent regulatory fees. Other current assets represent other advances.

Note 4 – Accounts Payable

Accounts Payable includes amounts due to vendors and officers of the Company. (See Note 7)

Note 5 – Deferred Income

Between August and September 2021, the company received amounts totaling $100,000 in conjunction with a marketing referral agreement dated June 16, 2021. Pursuant to the terms of the agreement, the referrer charges a specified ongoing fee to the accounts opened by the company and remunerates half of such fee to the company. The $100,000 received was deemed to be prepayment for such fees. On August 19, 2021, it was memorialized that the entirety of the $100,000 amount would be deemed earned when received and non-refundable, however, to better match revenue with the associated expense, the company recorded this amount as deferred income. Through March 31, 2026, the company recognized $57,000 of income, reducing the deferred balance based on actual referred business or minimums due. On March 30, 2023, the balance was further reduced by $10,000 in conjunction with an amendment to the agreement, whereby the $10,000 was deemed to be reimbursement for software development to support the business. The balance of deferred income as at March 31, 2026 and 2025 was $33,000 and $45,000 respectively.

LetsGoTrade, Inc.
Notes to the Financial Statements
For the Years Ended March 31, 2026 and 2025

Note 6 - Commitments

The Company leases office space on a month-to-month basis at 151 San Francisco Street, Suite # 200, San Juan, Puerto Rico. The lease rental is $75 per month.

Note 7 – Related Party Transactions

The company utilizes a service company owned by an officer. During the year, the Company paid $344,400 as consulting expense and as of March 31, 2026, the Company has no outstanding balance.

As of March 31, 2026, the Company has a net payable of $4,332 to another officer of the Company. Additionally, the Company has a net receivable of $51,583 from ChoiceTrade Holdings, Inc. ("CTH") as of March 31, 2026.

A family member of an officer is employed by the company for clerical work and was paid $22,140 for the year ended March 31, 2026.

On March 1, 2025, the company agreed to pay CTH $25,000 quarterly for administrative and consulting services including management, technical consulting, marketing, web hosting sponsorship, business development, as well as additional agreed upon amounts as incurred. During the year ended March 31, 2026, the company paid CTH $121,800.

During the year ended March 31, 2026, the Company has paid a dividend of $163,000 on its preferred shares which are owned by the CEO of the Company and payroll and consulting expense of $50,610 to the CEO. Additionally, the CEO has been reimbursed $125,151 for the expenses paid by him on behalf of the Company.

Note 8 – Regulatory Requirements

LetsGoTrade, Inc. is subject to the Uniform Net Capital Rule (the "Rule") under the Securities Exchange Act of 1934 administered by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA") which requires the maintenance of minimum net capital. LetsGoTrade, Inc. has a minimum net capital requirement of $5,000 in 2026 and $7,026 in 2025. The Company had amounts in relation to the Rule as follows:

	2026	2025
Net Capital	$ 90,396	$ 97,719
Required Net Capital	5,000	7,026
Excess Net Capital	$ 85,396	$ 90,693

The Rule also requires that the ratio of the aggregated indebtedness to Net capital shall not exceed 15 to 1. The Company had amounts in relation to the Rule as follows:

	2026	2025
Aggregated Indebtedness	$ 61,416	$ 105,384
Net Capital	$ 90,396	$ 97,719
Ratio	0.68 to 1	1.08 to 1

LetsGoTrade, Inc.
Notes to the Financial Statements
For the Years Ended March 31, 2026 and 2025

Note 9- Share Capital

Common Stock

The total number of shares that the Company is authorized to issue is One Hundred Thousand (100,000) shares of Common Stock, $.01 par value in the Puerto Rico corporation. As of March 31, 2026 and 2025, the shares issued and outstanding were 100,000.

Preferred Stock

The total number of shares that the Company is authorized to issue is One Thousand (1,000) shares of Preferred Stock, $.01 par value per share, non-cumulative in the Puerto Rico corporation. As of March 31, 2026 and 2025, the shares issued and outstanding were 100. During the year ended March 31, 2026 and 2025, dividends totaling $163,000 and $169,500, respectively, were paid on preferred shares.

Note 10- Subsequent Events

The Company entered into a new clearing arrangement with Alpaca Securities LLC and migrated accounts from Curvature on or about April 20, 2026. The Company intends to end its agreement with Curvature in the near future. The terms of the new clearing agreement are substantially similar to those of the prior agreement; however, the new arrangement provides access to additional products, services, and jurisdictions, offering increased flexibility to the Company and its customers.

The Company has evaluated subsequent events through May 25, 2026, the date the financial statements were available to be issued, and has determined that no additional events have occurred that would require disclosure or adjustment to the accompanying financial statements.

Note 11- Recently Issued Accounting Standards

There were no new accounting pronouncements relevant to the year ended March 31, 2026 that management believes would have a material impact on the Company's financial position or results of operations.

Note 12- Segment Reporting

The Company is engaged in a single line of business as a broker-dealer and is comprised solely of agency transactions. The Company has identified its CEO as the chief operating decision maker ("CODM") who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 8), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss segment are the same as those described in the summary of significant accounting policies (Note 2). The Company derived 30% of total revenues earned during the year ended March 31, 2026 and 2025 from less than 5% of its customers. The significant expenses of the segment are reported on the accompanying income statement of this report.

LetsGoTrade, Inc.
Notes to the Financial Statements
For the Years Ended March 31, 2026 and 2025

Note 13- Income Taxes

Under the enactment of Act No. 20 of January 17, 2012, as amended (hereinafter, Act 20), a foreign corporation who becomes a domiciled corporation in Puerto Rico on or before December 31, 2035, will have a 4% tax rate on Puerto Rico income and a 60% exemption on municipal tax.

On November 15, 2016, the Puerto Rico Department of Economic Development and Commerce of the Commonwealth of Puerto Rico issued a Grant of Tax exemption to LetsGoTrade, Inc. pursuant to the terms of Act 20, covering the performance of eligible service activities for markets outside of Puerto Rico of Investment Banking and Financial Services. Services encompass broker-dealers offering self-directed investments in financial securities products.

In accordance with FASB ASC Topic 740, the Company accounts for income taxes by providing deferred taxes on temporary differences arising from assets and liabilities whose bases are different for financial reporting and income tax purposes.

The provision for income tax for the year ended March 31, 2026 and 2025, consists of the following:

	2026	2025
Current year income tax	$ 5,574	$ 5,072
Decrease in deferred tax asset	480	480
Prior Year Tax Adjustments	0	118
Tax Penalties	0	1102
Provision for income tax	$ 6,054	$ 6,772

The provision for income tax shown on the statement of operations differ from the amounts that would result from applying statutory tax rates to income before taxes, because of certain expenses that are not deductible for tax purposes and the effect of the valuation allowance.

As of March 31, 2026 and 2025, the Company does not have unrecognized tax benefits in its financial statements. During the year ended March 31, 2026 and 2025, the Company incurred tax penalties of $0 and $1,102 respectively, on its income tax returns. The Company's tax returns are subject to possible examination by the taxing authorities. For Puerto Rico income tax purposes, the tax returns essentially remain open for possible examination for a period of four years after the respective filing deadlines of those returns.

LetsGoTrade, Inc.
Notes to the Financial Statements
For the Years Ended March 31, 2026 and 2025

Note 13- Income Taxes (continued)

The significant components of deferred tax assets and liabilities are as follows:

	March 31, 2026	March 31, 2025
Net Income	$ 145,756	$ 132,506
Adjustment due to timing difference	(480)	(480)
Adjusted Income due to timing difference	145,276	132,026
Deferred Tax Assets	1,320	1,800
Net Deferred Tax Assets	1,320	1,800

Note 14- Litigation, Claims & Assessments

As of the date of these financial statements, the Company is not involved in any litigation, nor are there any claims or assessments pending or, to management's knowledge, threatened against the Company that would have a material adverse effect on its financial position, results of operations, or cash flows.